SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No.      )

Filed by the Registrant  ☒

Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☐ Preliminary Proxy Statement	☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under Rule 14a-12

Certegy Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

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(4)	Date Filed:

Lee A. Kennedy	Certegy Inc.
Chairman, President	11720 Amber Park Drive
and Chief Executive Officer	Suite 600 Alpharetta, Georgia 30004

March 25, 2002

Dear Shareholder:

     You are cordially invited to attend the first annual meeting of shareholders of Certegy Inc. The meeting will be held on Thursday, May 16, 2002, at 11:00 a.m., local time, at the Four Seasons Hotel, 75 Fourteenth Street, Atlanta, Georgia.

     The attached proxy statement, with formal notice of the meeting on the first page, describes the matters expected to be acted on at the meeting. We urge you to review these materials carefully and to take this opportunity to participate in Certegy’s affairs by voting on the matters described in the proxy statement. We have also enclosed our 2001 annual report to shareholders, which among other things, contains certain financial information for our company’s 2001 fiscal year.

     Your vote is important. Regardless of whether you plan to attend the meeting in person, please complete the enclosed proxy card and return it promptly, or vote by using any other method described on your proxy card. If you attend the meeting, you may continue to have your shares voted as instructed in the proxy, or you may withdraw your proxy at the meeting and vote your shares in person.

     We look forward to seeing you at the meeting.

Sincerely,

Lee A. Kennedy
Chairman, President and Chief Executive Officer

CERTEGY INC.
11720 Amber Park Drive, Suite 600
Alpharetta, Georgia 30004

___________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2002

___________________

     The 2002 annual meeting of shareholders of Certegy Inc. will be held on Thursday, May 16, 2002, at 11:00 a.m., local time, at the Four Seasons Hotel, Atlanta, Georgia. At the meeting, shareholders will vote upon the following proposals:

1.	Election of one director to serve until the 2005 annual meeting of shareholders;

2.	Approval of the Certegy Inc. Stock Incentive Plan;

3.	Approval of the Certegy Inc. Key Management Long-Term Incentive Plan; and

4.	Any other matters as may properly come before the meeting and any adjournment or postponement of the meeting.

     You may vote if you are a shareholder of record as of the close of business on March 15, 2002. If you do not plan to attend the meeting and vote your shares of common stock in person, please mark, sign, date, and promptly return the enclosed proxy card in the postage-paid envelope, or vote using any other method that may be described on your proxy card.

     Any proxy may be revoked at any time prior to its exercise at the annual meeting.

By Order of the Board of Directors

Bruce S. Richards
Secretary

March 25, 2002

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING
What is the purpose of the annual meeting?
Who is entitled to vote?
How do I vote?
Who can attend the meeting?
What are the quorum and voting requirements to elect the nominee for director and approve the incentive plans?
How are votes counted?
Will other matters be voted on at the annual meeting?
Can I revoke my proxy?
What other information should I review before voting?
PROPOSAL 1: ELECTION OF DIRECTOR
PROPOSAL 2: APPROVAL OF CERTEGY INC. STOCK INCENTIVE PLAN
PROPOSAL 3: APPROVAL OF CERTEGY INC. KEY MANAGEMENT LONG-TERM INCENTIVE PLAN
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
STOCK PERFORMANCE GRAPH
PRINCIPAL AND MANAGEMENT SHAREHOLDERS
RELATED PARTY TRANSACTIONS
AUDIT COMMITTEE REPORT
OTHER MATTERS
Independent Public Accountants
Expenses of Solicitation
Shareholder Proposals
General
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
EX-10.13
EX-10.14
EX-10.15
EX-10.20
EX-10.21
EX-10.22
EX-10.23
EX-10.24
EX-10.25
EX-10.26
EX-10.27
EX-10.28
EX-10.29
EX-10.30
EX-10.31
EX-13.1
EX-13.2
EX-13.3
EX-21.1
EX-23.1
EX-99.1
EX-99.2

March 25, 2002

CERTEGY INC.
11720 Amber Park Drive, Suite 600
Alpharetta, Georgia 30004
___________________

PROXY STATEMENT

___________________

     This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Certegy Inc. for use at the 2002 annual meeting of shareholders to be held on Thursday, May 16, 2002, at 11:00 a.m., local time, at the Four Seasons Hotel, 75 Fourteenth Street, Atlanta, Georgia, and at any adjournments or postponements of the annual meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

     At the annual meeting, shareholders will act upon the matters set forth in the accompanying notice of meeting, including the election of one director, the approval of two incentive plans, and any other matters that may properly come before the meeting.

Who is entitled to vote?

     All shareholders of record of Certegy’s common stock (including shareholders through Certegy’s 401(k) plan) at the close of business on March 15, 2002, which is referred to as the record date, are entitled to receive notice of the annual meeting and to vote the shares of common stock held by them on the record date. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

How do I vote?

     If your shares of common stock are held by a broker, bank, or other nominee (i.e., in “street name”), you will receive instructions from your nominee, which you must follow in order to have your shares voted. Your nominee may offer you different methods of voting, such as by telephone or Internet.

     If you hold your shares of common stock in your own name as a holder of record, you may vote in person at the annual meeting or instruct the proxy holders named in the enclosed proxy card how to vote your shares by marking, signing, dating, and returning the proxy card in the postage-paid envelope that we have provided to you.

     Proxies that are executed, but do not contain any specific instructions, will be voted “FOR” the election of the nominee for director specified in this proxy statement, and “FOR” approval of each of the two incentive plans submitted for approval.

Who can attend the meeting?

     All shareholders of record of Certegy’s common stock at the close of business on the record date, or their designated proxies, and management’s guests, are authorized to attend the annual meeting.

     If you plan to attend the annual meeting, please check the appropriate box on the enclosed proxy. If you hold your Certegy shares in “street name”—for instance, through a broker or through Certegy’s 401(k) plan trustee—you must request a proxy from your broker or other nominee holding your shares in record name on your behalf in order to attend the meeting and vote at that time (your broker may refer to it as a “legal” proxy).

What are the quorum and voting requirements to elect the nominee for director and approve the incentive plans?

     The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the annual meeting. As of the record date, there were 69,432,665 shares of common stock outstanding.

     The required vote and details as to the counting of votes for quorum and approval purposes for each item of business at the annual meeting is as follows:

•	For proposal 1, the election of a director, the nominee receiving the greatest number of votes at the annual meeting will be elected, even though that nominee may not receive a majority of the votes cast.

•	For proposals 2 and 3, the approval of the Certegy Inc. Stock Incentive Plan and the Certegy Inc. Key Management Long-Term Incentive Plan, respectively, the approval of a majority of the votes cast is required.

     For any other business at the annual meeting, the vote of a majority of the shares voted on the matter will constitute the act of the shareholders on that matter, unless the law requires the vote of a greater number.

How are votes counted?

     Each share of common stock is entitled to one vote on each matter submitted to the shareholders. For the three proposals up for vote, abstentions and “broker non-votes” will be counted only for purposes of establishing a quorum, but will not otherwise affect the outcome of the vote. Broker non-votes are proxies received from brokers or other nominees holding shares on behalf of their clients who have not received specific voting instructions from their clients with respect to non-routine matters. Under New York Stock Exchange rules, brokers and other nominees do not have discretionary voting power to vote those shares on non-routine matters without specific voting instructions from the beneficial owners of the shares.

     In counting the votes cast, only those cast “for” and “against” a matter are included, although you cannot vote “against” a nominee for director. Because directors are elected by a plurality of the votes cast in favor, votes to “withhold authority” to vote for a certain nominee will have no effect.

     If you hold your shares of common stock in your own name as a holder of record, and you fail to vote your shares, either in person or by proxy, the votes represented by your shares will not affect the vote. If, however, your shares are held in “street name” and you fail to give instructions as to how you want your shares voted, the broker, bank or other nominee may vote the shares in their own discretion on certain routine matters.

Will other matters be voted on at the annual meeting?

     We are not aware of any other matters to be presented at the annual meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

Can I revoke my proxy?

     You may revoke your proxy at any time before it has been exercised by:

•	Filing a written revocation with the Secretary of Certegy at the following address: 11720 Amber Park Drive, Suite 600, Alpharetta, Georgia 30004;

•	Filing a duly executed proxy bearing a later date; or

•	Appearing in person and voting by ballot at the annual meeting.

     Any shareholder of record as of the record date attending the annual meeting may vote in person whether or not they previously have given a proxy, but the presence (without further action) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

What other information should I review before voting?

     Our 2001 annual report to shareholders, including financial statements for the fiscal year ended December 31, 2001, is being mailed to shareholders concurrently with this proxy statement. The annual report, however, is not part of the proxy solicitation material. A copy of our annual report filed with the Securities and Exchange Commission (the SEC) on Form 10-K, including the financial statements and the financial statement schedules, may be obtained without charge by:

•	Writing to the Secretary of Certegy at the following address: 11720 Amber Park Drive, Suite 600, Alpharetta, Georgia 30004; or

•	Accessing the EDGAR database at the SEC’s website at www.sec.gov.

     You may also obtain copies of our Form 10-K from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the SEC’s public reference rooms.

PROPOSAL 1: ELECTION OF DIRECTOR

Introduction

     The Board of Directors is responsible for directing the management of the company. The Board currently consists of seven members, who are divided into three classes. One of those, Mr. Kennedy, is an officer of the company.

     Class I has two directors, whose terms expire at this year’s annual meeting of shareholders. Class II has three directors, whose terms expire at the 2003 annual meeting. Class III has two directors, whose terms expire at the 2004 annual meeting. Commencing with this year’s annual meeting, directors for each class will be elected at the annual meeting held in the year in which the terms for those directors expire, and they will serve for three-year terms.

     Thomas F. Chapman, a Class I director, has informed the Board that he will not seek reelection at the annual meeting, but will continue to serve until that meeting. Mr. Chapman had served as Chairman of the Board until February 12, 2002. On February 12, the Board elected Lee A. Kennedy as Chairman to succeed Mr. Chapman as part of the succession plan put in place when Mr. Chapman agreed to serve as Chairman for a one-year period following the company’s spin-off from Equifax last year. The Board has begun a search for a new director to fill the vacancy that will be created, and currently intends to appoint that director after its search is completed. Consequently, the Board has nominated one person for election as a Class I director, to serve for the three-year term expiring in 2005 and until his successor is duly elected and qualified.

     The Board has nominated Charles T. Doyle to serve as Class I director. Mr. Doyle currently is a director, and his present term expires at this year’s annual meeting. If Mr. Doyle is unable to accept election, proxies will be voted for the election of another candidate recommended by the Board.

Recommendation

     The Board of Directors unanimously recommends a vote FOR the nominee.

Information Regarding Nominee and Other Directors

     The following are brief biographies as of February 28, 2002, furnished by the respective individuals, for the nominee for election as director at the annual meeting, and the incumbent directors who are not up for election at this annual meeting (other than Mr. Chapman, who will not serve past the annual meeting).

Nominee for Election as Class I Director – Term Expiring 2005

     Charles T. Doyle has served as a director of Certegy since June 29, 2001. Mr. Doyle has served as Chairman of the Board of Texas First Bank, an independent community bank in Galveston County, Texas, since October 1972, and as Chairman and Chief Executive Officer of Texas Independent Bancshares, Inc., of Texas City, a provider of correspondent banking services to community banks since July 1979. He has also served as Chairman of the Board of Rust, Ewing, Watt & Haney, Inc., an independent general insurance agency and subsidiary of Texas Independent Bancshares, since September 2000. From January 1996 until December 1998, Mr. Doyle was on the Federal Advisory Council to the Board of Governors of the Federal Reserve, and from January 1985 to December 1991, he served as Director of the Federal Reserve Bank in Dallas, Texas. Mr. Doyle currently serves as a director of bank card associations VISA USA, Inc., VISA International, Inc. and Inovant, a transaction processor for merchants and issuers of credit cards. He is 67 years old.

Incumbent Class II Directors – Term Expiring 2003

     Robert H. Bohannon has served as a director of Certegy since June 29, 2001. Mr. Bohannon currently serves as the Chairman of the Board, President and Chief Executive Officer of Viad Corp., a payments and conventions and events services provider, positions he has held since January 1997. He joined Viad in 1993, serving as President and Chief Executive Officer of Travelers Express Company, the payment services and money order subsidiary of Viad, until August 1996, when he was appointed President and Chief Operating Officer of Viad after its spin-off of The Dial Corporation, a consumer products company. Mr. Bohannon currently serves as a director of Viad, and has been a member of Viad’s board since 1996. He is 57 years old.

     Richard N. Child has served as a director since June 29, 2001. Mr. Child has served as a business consultant to the financial and payments industry since June 2000. From November 1999 to May 2000, he served as Executive Vice President of ZonaFinanciera.com., a financial services portal. Mr. Child served as Executive Vice President for MasterCard International, a global bank card association, and as President of its Latin American division, from January 1996 to April 1999. He is 45 years old.

     Lee A. Kennedy has served as our President, Chief Executive Officer and a director since March 5, 2001, and as Chairman of the Board of Directors since February 12, 2002. Mr. Kennedy served as President, Chief Operating Officer, and a director of Equifax Inc. from June 1999 until June 29, 2001. From June 1997 to June 1999, Mr. Kennedy served as Executive Vice President and Group Executive of Equifax. From July 1995 to July 1997 he served as President of Equifax Payment Services, a division of Equifax. He is 51 years old.

Incumbent Class III Directors – Term Expiring 2004

     David K. Hunt has served as a director since June 29, 2001. Mr. Hunt currently serves as Chief Executive Officer of PlanSoft Corporation, an Internet-based business-to-business solutions provider in the meeting and convention industry, a position he has held since May 1999. From January 1997 to April 1999, he served as

President, Chief Executive Officer, and a director of Global Payment Systems, a transaction processing service provider. Mr. Hunt served as President and Chief Executive Officer of AT&T Universal Card Services Corporation, a credit card issuer, from April 1993 to November 1996. He is 56 years old.

     Kathy Brittain White has served as a director of Certegy since June 29, 2001. Ms. White currently serves as Executive Vice President—E-Business and Chief Information Officer of Cardinal Health, a health care products and services company, positions she has held since March 1999. From October 1996 to March 1999, she served as Senior Vice President and Chief Information Officer of Allegiance Healthcare, a provider of health care products and cost management services to the health care industry. She is 52 years old.

Committees of the Board of Directors

     Audit Committee. Messrs. Hunt, Child, and Doyle serve on the Audit Committee, with Mr. Hunt as chairperson. The Committee conducts its duties pursuant to its written charter, which duties include review of (1) our financial reports and other financial information, (2) our systems of internal controls regarding finance, accounting, legal compliance, and ethics and (3) our auditing, accounting, and financial reporting processes. The Committee annually recommends to the Board the firm to elect as the company’s independent accountants. The Audit Committee also consults with our independent accountants, approves the scope of their audit and other work, and meets with members of our management including our director of internal audit. The Audit Committee met three times in 2001. The report of the Audit Committee is included in this proxy statement. The report is not part of the proxy solicitation material.

     Compensation and Human Resources Committee. Ms. White and Messrs. Bohannon and Hunt serve on the Compensation and Human Resources Committee, with Ms. White as chairperson. The Committee conducts its duties pursuant to its written charter, which sets forth its responsibility for approving and monitoring executive compensation plans, policies, and programs, and advising management on succession planning and other significant human resources matters. As part of its responsibilities, the Committee reviews and sets salaries and establishes incentive compensation awards for our executive officers, except that the salary and incentive compensation of the chief executive officer must be ratified by the Board. In addition, the Committee will monitor the effectiveness and funded status of our retirement plans, and approve or review significant employee benefit plan actions.

     The Compensation Committee met three times in 2001. The Compensation and Human Resources Committee Report on Executive Compensation appears in this proxy statement. This report is not part of the proxy solicitation material.

Directors and Committee Meetings during 2001

     The Board of Directors met seven times in 2001 (including meetings prior to the spin-off). Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors (held during the period for which he or she has been a director) and (2) the total number of meetings of all committees of the Board of Directors on which the director served (during the periods that he or she served).

PROPOSAL 2: APPROVAL OF CERTEGY INC. STOCK INCENTIVE PLAN

Introduction to and Purpose of the Certegy Inc. Stock Incentive Plan

     The Board of Directors adopted the Certegy Inc. Stock Incentive Plan (formerly known as the Certegy Inc. 2001 Stock Incentive Plan) effective as of June 15, 2001. The Plan was approved by Certegy’s sole shareholder, Equifax Inc., prior to the company’s spin-off from Equifax. On February 28, 2002, the Compensation and Human Resources Committee of the Board of Directors amended and restated the Plan, contingent on shareholder approval of the amended and restated Plan, to, among other things, reduce the number of shares authorized under the Plan.

     The company is asking that Certegy’s current shareholders approve the amended and restated Plan to ensure that (1) the company be allowed to deduct for federal income tax purposes all compensation pursuant to stock option awards and certain performance-based compensation earned under the Plan by the named executive officers, and (2) certain stock option awards under the Plan will qualify for the favorable income tax treatment applicable to incentive stock options. See “Federal Income Tax Consequences to the Company and the Participants” below.

     The Board of Directors believes that the Plan will play an integral role in the ability of the company to attract and retain employees and directors. Moreover, the Plan should benefit Certegy’s shareholders by aligning the interests of management and the Board with the interests of all of the company’s shareholders.

     The following description of the material features of the Plan is a summary and is qualified in its entirety by reference to the Plan, the full text of which has been filed as an exhibit to the company’s annual report on Form 10-K filed with the SEC. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan Administration

     The Compensation and Human Resources Committee of our Board of Directors administers the Plan. The Committee has the discretion to delegate to one or more of our officers its authority and duties under this Plan with respect to participants who are not subject to the reporting and other requirements of Section 16 of the Exchange Act. The Committee has the right to terminate the Plan at any time, or amend the Plan, so long as the termination or amendment does not adversely affect any rights of any participant with respect to outstanding awards without that participant’s consent.

Eligibility

     The Committee or its delegate is authorized to make awards under the Plan to any of our officers or other key employees, or others performing services for us or any officers, other key employees, or service providers of our subsidiaries, and to award stock options or restricted stock to our non-employee directors.

Description of Awards

     General. The Committee or its delegate has the authority to award:

•	Stock options, including both incentive and non-qualified stock options; and

•	Restricted stock.

     The total number of shares that may be issued pursuant to awards made under this Plan is 6,600,000, plus, commencing on January 1, 2002, and on each subsequent January 1, ending on January 1, 2008, additional shares equal to 1/2% of the number of shares of our common stock issued and outstanding on that date. The number of shares available will be adjusted to account for shares relating to awards that expire or are transferred, surrendered, or relinquished upon payment of any option price by transfer of shares or upon satisfaction of any withholding amount. The total number of shares issued upon exercise of all incentive stock options under the Plan will not exceed 10,000,000 shares. These totals, and the individual limits described below, may be adjusted by the Committee in its discretion to reflect any change in the number of shares of common stock due to any stock dividend, stock split, combination, recapitalization, merger, spin-off, or similar corporate transaction. No individual participant will be awarded option rights for more than 350,000 shares during any calendar year, and no more than 200,000 shares of restricted stock may be awarded to any individual participant during any calendar year. No non-employee director may be awarded options and restricted stock, in the aggregate, for more than 20,000 common shares in any one calendar year.

     Options. The vesting schedule, duration of the option, and other specific terms of an option award, will be fixed by the Committee and described in an agreement. If specified in the option agreement, options may become fully vested and exercisable if we experience a change in control as defined in the Plan. The terms of an option award also may provide for additional options to be awarded at then current market value to an option holder upon exercise. Further, any option award may specify management objectives that must be achieved as a condition to exercise. For this purpose, a management objective means a measurable performance objective, either company-wide or related to a particular subsidiary, division, department, region, or function in which a participant is employed, and may relate to periods of one or more years.

     The exercise price of any stock option awarded under this Plan generally will be not less than 100% of the market value of our stock on the date of award. The Committee will not, without the further approval of the shareholders, except for certain capital adjustments, restructurings, or reorganizations, have the authority to re-price any outstanding option rights to reduce the exercise price. Participants will have the right to exercise an option by making payment in any one or more of the following ways, as specified at the time of award:

•	By cash or check;

•	By transfer of shares of our stock that have been owned by the participant for at least six months, or with respect to options that do not qualify as incentive stock options, by transfer of restricted shares or other option rights; or

•	By cashless exercise, where a bank or broker-dealer we have approved sells some of the shares acquired and delivers the proceeds to us.

     Restricted Stock. The Committee may authorize awards of restricted stock, which may or may not require additional payment. The Committee may subject awards to certain conditions that will constitute a risk of forfeiture, which may include management objectives as described above or requirement of continued employment through a certain date. Any restricted stock award may require that all dividends or other distributions paid during the period of restriction be subject to these conditions.

Termination of Awards

     The terms of an award may provide that it will terminate, among other reasons, upon the holder’s termination of employment or other status with the company or its subsidiaries, upon a specified date, upon the holder’s death or disability, or upon the occurrence of a change in control. Also, the Committee may, within the limitations of the Plan, provide in the award agreement for the acceleration of vesting for any of the above reasons.

Options to Foreign Nationals

     The Plan specifically authorizes the Committee to provide for special terms for awards to persons who are foreign nationals or employed outside the U.S., as the Committee considers necessary to accommodate differences in local law, tax policy, or custom. The Committee has the authority to approve supplements or amendments, restatements, or alternative versions of the Plan, as it considers necessary or appropriate for these purposes.

Federal Income Tax Consequences to the Company and the Participants

     Options. Some of the options awarded under the Plan may be incentive stock options, also referred to as ISOs, within the meaning of Section 422 of the Internal Revenue Code. Under present federal tax laws, there are no federal income tax consequences to either the participant or us upon the award or exercise of an ISO. If the participant does not dispose of the stock acquired through the ISO within two years of the date of award or one year of the date of exercise, any gain realized from a subsequent disposition would constitute long-term capital gain to the participant. If the participant does dispose of the stock prior to the expiration of either of those holding periods, any gain equal to the excess of the fair market value of the stock on the date of exercise or, if less, the amount realized on the disposition of the stock if a sale or exchange, over the option price would constitute ordinary income to the participant. Any additional gain realized upon the disposition would be taxable either as a short-term capital gain or long-term capital gain, depending upon how long the participant held the stock. We would receive a deduction in the amount of any ordinary income recognized by the participant.

     Stock options that do not constitute ISOs, which are also known as non-qualified options, may also be awarded under the Plan. Under present federal tax laws, there are no federal income tax consequences to either the participant or us upon the award of a non-qualified option. However, the participant will realize ordinary income upon the exercise of a non-qualified option in an amount equal to the excess of the fair market value of the stock acquired at the time of exercise over the option price, and we will receive a corresponding deduction. Any gain realized upon a subsequent disposition of the stock will constitute either a short-term or long-term capital gain to the participant, depending on how long it is held.

     Restricted Stock. Unless the participant makes a special tax election, restricted stock awards are not taxable to the participant as long as the shares remain nontransferable and subject to a substantial risk of forfeiture. When the transferability restrictions and forfeiture risks are removed, the participant generally will recognize as ordinary income the fair market value of the stock, less any amounts that were paid to acquire the stock. We will receive a federal income tax deduction equal to the amount of ordinary income realized by the participant.

     Participants are required to pay tax due upon exercise of a non-qualified stock option, a lapse of restrictions on restricted stock, or some other recognition event. In the discretion of the Committee, a participant may satisfy their tax obligations by selling or forfeiting a portion of the shares awarded that would be realized from the award.

     Compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code denies an income tax deduction by an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to the chief executive officer or any of the four most highly compensated executive officers other than the chief executive officer. Compensation realized with respect to stock options awarded under the Plan, including upon exercise of a non-qualified stock option or upon a disqualifying disposition of an incentive stock option, as described above, will be excluded from this deductibility limit if it satisfies certain requirements, including a requirement that the Plan be approved by the company’s current shareholders. In addition, other types of awards under the Plan may be excluded from this deduction limit if they are conditioned on the achievement of one or more of the management objectives described above, as required by Section 162(m). To satisfy the requirements that apply to “performance-based” compensation, our current shareholders must approve those management objectives, and approval of the Plan will also constitute approval of those objectives.

Stock Incentive Plan Awards

     As of February 28, 2002, options for 4,654,299 shares of common stock and 392,582 shares of restricted stock were outstanding under the Stock Incentive Plan. The majority of the options were converted from options previously awarded under a plan of Equifax in connection with our spin-off from Equifax on July 7, 2001. In addition to the options converted from Equifax, those options and shares of restricted stock include (1) options and restricted stock awarded as part of the company’s 2001 long-term incentive award (see discussion of the 2001 long-term incentive award under “Incentive Compensation—Long-Term Incentive Compensation.”), (2) options and restricted stock awarded in February 2002, which comprise a consolidated long-term incentive award for both 2002 and 2003, and (3) options awarded in February 2002 pursuant to elections by officers and certain other management to receive all or a portion of their 2001 annual incentive payouts in stock options. The market value of the shares underlying the outstanding stock options, based on the closing price of our common stock on February 28, 2002 and not taking into account payment of the exercise price by option holders, was $187,491,628.

     The Committee will make future awards at its discretion, and we cannot determine the number of options and other awards that may be awarded in the future to eligible participants. The table below shows, for the indicated persons and groups, the number of shares underlying options awarded under the Plan from the adoption of the Plan through February 28, 2002.

Outstanding Stock Incentive Plan Option Awards

Name and Position	Number of Shares (1)

Charles T. Doyle
Nominee for Director	2,000
Lee A. Kennedy
Chairman, President and Chief Executive Officer	567,167
Larry J. Towe
Executive Vice President and Chief Operating Officer	389,809
Michael T. Vollkommer
Corporate Vice President and Chief Financial Officer	175,654
Gerald A. Hines
Senior Vice President and Group Executive—Card Services	253,136
Bruce S. Richards
Corporate Vice President, General Counsel and Secretary	215,877
All executive officers as a group (11 persons)	2,056,724
Non-employee directors as a group (6 persons)	12,000
Non-executive officer employees as a group	2,585,575

(1)	2,977,850 of the total number of option shares outstanding under the Stock Incentive Plan underlie options originally awarded by Equifax and converted into Certegy options in connection with the spin-off. The options also include (1) those options awarded as part of the 2001 long-term incentive award, (2) those awarded in February 2002 as part of a consolidated long-term incentive award for both 2002 and 2003, and (3) options awarded in February 2002 pursuant to elections by officers and certain other management to receive all or a portion of their 2001 annual incentive payouts in stock options.

Recommendation

     The Board of Directors recommends a vote “FOR” approval of the Certegy Inc. Stock Incentive Plan.

PROPOSAL 3:    APPROVAL OF CERTEGY INC. KEY MANAGEMENT
LONG-TERM INCENTIVE PLAN

     The Board of Directors adopted the Certegy Inc. Key Management Long-Term Incentive Plan, or LTIP (formerly known as the Certegy Inc. 2001 Key Management Long-Term Incentive Plan), effective as of June 15, 2001. The Plan was approved by Certegy’s sole shareholder, Equifax Inc., prior to the company’s spin-off from Equifax. The company is asking that Certegy’s current shareholders approve the Plan to ensure that the company be allowed to continue to deduct for federal income tax purposes all compensation earned under the Plan by the named executive officers. See “Federal Income Tax Consequences to the Company and the Participant” below.

     The company established the LTIP to provide short-term and long-term incentive compensation to our officers and other key management personnel who make substantial contributions to our success, and to assist in attracting and retaining the highest quality individuals in key executive positions. Awards under the LTIP are tied directly to the attainment of specific, objective performance targets, which aligns the interests of management with the interests of all of Certegy’s shareholders. The following description of the material features of the Plan is a summary and is qualified in its entirety by reference to the Plan, the full text of which has been filed as an exhibit to the registration statement on Form 10 that we have filed with the SEC. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan Administration

     The Compensation and Human Resources Committee of our Board of Directors administers the Plan. The Board has the authority to amend, suspend, or terminate the Plan as long as that action does not adversely affect any award that is already outstanding under the Plan. No awards may be made under the Plan after the tenth anniversary of the date our Board approved the Plan.

Eligibility

     The Committee is authorized in its discretion to make awards under the Plan to any of our officers and other key management personnel and any officers and other key management personnel of any of our subsidiaries.

Determination and Payment of Benefits

     The Committee determines the amount of each award and establishes “performance-based” management objectives that will form the basis for each award. Those management objectives will consist of specified levels of, or growth in, one or more of the following areas, and may be an average over the applicable measurement period: earnings, earnings per share, economic value added, revenue, sales, operating profit, net income, total return to shareholders, market share, profit margin, cash flow/net assets ratio, debt/capital ratio, return on total capital, return on equity, return on assets, and common stock price. Management objectives may be company-wide or related to a specific division, subsidiary, affiliate, department, region, or function in which the participant is employed. Management objectives also may be made relative to the performance of other companies. The relevant measurement period may consist of a portion of a year, a single year, a number of years or some other period, and the participant may lose any potential payout in whole or in part if their employment terminates during the measurement period. If the participant’s employment terminates prior to the end of the measurement period as a result of death, disability, or retirement, the Committee may authorize a pro rata payout on an award to the participant despite the termination.

     The company will pay out on the incentive awards amounts based on the extent to which the management objectives are achieved. If minimum levels are not achieved, the payout will pay zero. Further, the Committee will have the discretion to reduce the payout on any incentive from the amount that otherwise would be payable, or to determine that no portion of the award will be paid. The Committee may not increase the payout on any incentive beyond the amount otherwise payable. In addition, the actual performance results may be adjusted to take into account significant or unusual items, for example, acquisitions, dispositions or equity restructurings, or other significant items such as accounting or tax charges. The Committee may provide participants with the right to elect to convert their right to receive a cash payout on an award to stock options or other equity interests.

     If there is a change in control of our company, as defined in the Plan, during a measurement period, participants will be entitled to receive varying levels of payout depending on when during the measurement period the change in control occurs.

Limitation of Benefits

     The maximum award made to any individual under the Plan in any fiscal year will be $5 million. For this purpose, payments include cash and any equity opportunity elected by the individual in lieu of cash, valued as of the date of the award. Participants may not transfer their interest in an award.

Federal Income Tax Consequences to the Company and the Participants

     Under present U.S. federal income tax law, long-term incentives paid in cash will be ordinary income to participants in the year paid. We will receive a federal income tax deduction equal to the amount of ordinary income realized by the participant.

     Compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code denies an income tax deduction by an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to the chief executive officer or any of the four most highly compensated executive officers other than the chief executive officer. The compensation we pay pursuant to the LTIP may be excluded from this deduction limit if it satisfies certain requirements, including a requirement that the Plan be approved by the company’s current shareholders and that the awards are conditioned on the achievement of one or more of the management objectives described above. In addition, our current shareholders must approve those management objectives, and approval of the Plan will also constitute approval of those objectives.

New Plan Awards

     The future benefits to be received by current participants in the Plan are not currently determinable because they are dependent upon performance criteria and results, which are not now known. The Committee will make future awards in its discretion, and we cannot determine the number of participants or the amounts of the awards that may be awarded in the future.

Recommendation

     The Board of Directors recommends a vote “FOR” approval of the Certegy Inc. Key Management Long-Term Incentive Plan.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

     Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our Board. All non-employee directors, with the exception of Mr. Chapman who served as Chairman of the Board until February 12, 2002, receive an annual retainer of $20,000, payable in quarterly installments, plus $1,000 for each Board or committee meeting he or she attends. Mr. Chapman has received an annual retainer of $250,000, and he receives $1,000 for each Board or committee meeting he attends. The chairperson of each standing committee of our Board receives an additional annual fee of $4,000, payable in quarterly installments. We also reimburse each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings.

     We have adopted a deferred compensation plan for the benefit of our non-employee directors. Under this plan, a non-employee director may defer and be deemed to invest up to 100% of their director’s fees in either a stock fund representing our common stock or in an interest bearing account. Interest on deferred amounts deemed to be invested in the interest bearing account are credited monthly to our directors’ accounts at the prime rate on the first day of each month as reported in the Wall Street Journal. All deferred fees are held in our general funds and are paid in cash. In general, deferred amounts are not paid until after the director terminates service from our Board, at which time they will be paid either in a lump sum or in annual payments of not more than ten years, as determined by the director.

     Each non-employee director is also awarded annually an option to purchase 2,000 shares of our common stock pursuant to the Certegy Inc. Non-Employee Director Stock Option Plan.

Executive Compensation

     The Spin-off. Certegy was formed as a subsidiary of Equifax Inc. and incorporated on March 2, 2001. On July 7, 2001, Equifax distributed all of its shares of Certegy to Equifax shareholders in a pro rata distribution, sometimes referred to as the “spin-off.” Although certain of the individuals who currently serve as our executive officers were performing services in connection with our businesses prior to the 2001 fiscal year, those individuals were employed by Equifax during that period, and except for Larry J. Towe, Gerald A. Hines, and Jeffrey S. Carbiener, were not dedicated exclusively to our businesses, and, in fact, devoted substantial time and effort to other Equifax businesses or to the Equifax organization in general. Our company had no formalized executive management structure prior to our formation, and certain of the individuals who would have constituted the most highly compensated individuals providing services to our businesses prior to our 2001 fiscal year are not our executive officers. Accordingly, no information on compensation paid to our executive officers prior to the 2001 fiscal year is reported below, and any compensation for 2001 prior to the date of the spin-off (including stock options) is compensation actually paid by Equifax.

     Summary Compensation Table. The following table sets forth in summary form the compensation paid during fiscal year 2001 to our chief executive officer and the four other most highly compensated executive officers—referred to as the named executive officers—whose total salary and bonus exceeded $100,000 in 2001. The amounts include compensation paid by or earned from both Certegy after the spin-off and Equifax prior to the spin-off.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation

				Awards

				Restricted	Securities
			Other Annual	Stock	Underlying	All Other
Name	Salary	Bonus(1)	Compensation(2)	Awards(3)	Options	Compensation(4)

Lee A. Kennedy	$495,385	$263,284	$12,291	$1,574,993	130,616	$330,965
Chairman, President and
Chief Executive Officer
Larry J. Towe	348,462	48,785	6,931	700,011	87,638	35,440
Executive Vice President and Chief Operating Officer
Michael T. Vollkommer	255,385	—	—	350,006	54,934	108,843
Corporate Vice President and Chief Financial Officer
Gerald A. Hines	261,386	—	3,982	175,003	24,243	21,105
Senior Vice President and Group Executive—Card Services
Bruce S. Richards	246,559	40,540	2,328	350,006	27,653	28,050
Corporate Vice President, General Counsel and Secretary

(1)	The bonus column includes any annual incentive earned and paid in cash. The named executive officers can elect to convert all or part of any earned annual incentive into stock options. If an officer elects to convert any annual incentive into stock options, those options are included in the “Securities Underlying Options” column for the year in which the annual incentive was earned, even though the awards are not actually made until the following year. For 2001, all of the named executive officers elected to convert some or all of their annual incentive into stock options.

(2)	Includes allowances for payroll taxes associated with providing executive financial planning and tax services and club memberships and tax related to split-dollar life insurance.

(3)	Dividend income would be paid on restricted stock at the same rate as paid to all shareholders. Value of restricted stock shown in table is as of the date of award. The total number of shares awarded were as follows: Mr. Kennedy — 48,536 shares; Mr. Towe — 21,572; Mr. Vollkommer — 10,786; Mr. Hines — 5,393; and Mr. Richards — 10,786 shares. Each award vests in its entirety on the 30-month anniversary of the date of the award. As of December 31, 2001, total restricted stock awards outstanding and related fair market values were as follows: Mr. Kennedy —49,769 shares ($1,703,095); Mr. Towe — 21,572 ($738,193); Mr. Vollkommer — 10,786 ($369,097); Mr. Hines — 5,393 ($184,548); and Mr. Richards — 10,919 shares ($373,648).

(4)	Includes special bonuses based on the successful completion of our spin-off from Equifax earned by Messrs. Kennedy and Vollkommer in the amounts of $278,000 and $92,000, respectively. Also includes a 401(k) matching contribution in the maximum amount of $3,400 for each officer. In addition, the column includes premiums paid by Certegy pursuant to the Executive Life and Supplemental Retirement Benefit Plan for current life insurance and the economic benefit of additional premiums that will ultimately be returned to Certegy for each officer as follows: Mr. Kennedy ($4,150/$45,415); Mr. Towe ($3,210/$28,830); Mr. Vollkommer ($1,500/$11,943); Mr. Hines ($1,980/$15,725); and Mr. Richards ($1,860/$22,790).

     Option Awards. A stock option allows an individual to purchase shares of common stock at a fixed price (the exercise price) during a specific period of time. In general, whether exercising stock options is profitable to an option holder depends on the relationship between the common stock market price and the option exercise price. At any given time, vested options can be “in the money” (the exercise price is less than the market price) or “out of the money” (the exercise price is greater than the market price), depending on the current market price of the stock.

     The following table contains information with respect to stock options awarded to the named executive officers during the fiscal year ended December 31, 2001. The table does not include options awarded in 2001 as a result of officers electing to receive all or part of any annual incentive they received in 2000 in the form of stock options.

Option Awards in Last Fiscal Year

			Potential Realizable Value at Assumed
		Percent of Total	Annual Rates of Stock Price
		Options Awarded	Appreciation for Option Term
	Shares Underlying	to Employees in
Name	Options(1)	Fiscal Year	5%	10%

Lee A. Kennedy	110,526	9.2%	$1,981,012	$5,020,274
Larry J. Towe	73,684	6.1	1,320,675	3,346,850
Michael T. Vollkommer	24,561	2.0	440,219	1,115,601
Gerald A. Hines	12,281	1.0	220,118	557,823
Bruce S. Richards	24,561	2.0	440,219	1,115,601

(1)	All options in the table have an exercise price of $28.50 per share, vested 25% on the date of award with the remainder vesting in three equal annual installments (becoming fully vested on October 31, 2004) and expire on October 31, 2011.

     Option Exercises and Year-End Option Values. The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 2001 and the year-end value of exercisable and unexercisable options as of December 31, 2001 for the named executive officers. All options awarded prior to the date of our spin-off from Equifax were options awarded by Equifax and converted into Certegy options in connection with the spin-off.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at December 31, 2001		December 31, 2001(2)
	on	Value
	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lee A. Kennedy	144,860	$1,934,122	245,077	128,842	$4,070,836	$1,262,810
Larry J. Towe	1,972	32,680	203,944	81,911	3,099,709	733,285
Michael T. Vollkommer	—	—	73,798	21,483	855,957	171,217
Gerald A. Hines	—	—	179,875	23,299	2,946,987	215,689
Bruce S. Richards	1,268	228,086	154,113	30,672	2,218,971	311,863

(1)	Represents aggregate excess of market value of the shares underlying the options exercised, as of the date of exercise, over the exercise price of the options. All option exercises shown in the table were in connection with exercises of Equifax stock options prior to the spin-off.

(2)	Represents aggregate excess of market value of shares under option as of December 31, 2001 over the exercise price of the options.

     LTIP Incentives Awarded During 2001. The following table lists awards of LTIP incentives payable in cash made to the named executive officers in 2001. The value ultimately paid out under LTIP incentives depends on the extent to which the management objectives underlying the incentive are achieved over the applicable period.

Long-Term Incentive Plan—Awards in Last Fiscal Year

		Performance
	Number of	or Other	Estimated Future Payouts Under
	Shares, Units	Period Until	Non-Stock Price-Based Plans
	or Other	Maturation or
Name	Rights	Payout	Threshold	Target	Maximum

Lee A. Kennedy	$600,000	12/31/02	$300,000	$600,000	$1,200,000
Larry J. Towe	400,000	12/31/02	200,000	400,000	800,000
Michael T. Vollkommer	220,000	12/31/02	110,000	220,000	440,000
Gerald A. Hines	150,000	12/31/02	75,000	150,000	300,000
Bruce S. Richards	220,000	12/31/02	110,000	220,000	440,000

Retirement Benefits

     Pension Plans. Prior to the spin-off, most of our United Stated employees, including management employees and executive officers, were participants in the Equifax U.S. Retirement Income Plan, a non-contributory, qualified defined benefit pension plan. In connection with the spin-off, Certegy has adopted the Certegy Inc. Pension Plan, a defined benefit plan that is substantially similar, in all material respects, to the Equifax plan. The Plan may integrate benefits for a period of time with the Equifax plan. The following is a summary description of the benefits of our Plan.

     In general, annual retirement benefits are computed based on length of service and a participant’s average total earnings up to a maximum of either 125% of base salary or base salary plus 75% of other earnings, whichever is greater. Benefits under the Plan are computed by averaging the participant’s total earnings, including earnings from Equifax, for the highest paid 36 consecutive months of employment. However, federal laws place limitations on earnings amounts that may be included in calculating benefits under the Plan. In 2002, only the first $200,000 in eligible earnings can be included in the calculation.

     The normal retirement age under the Plan is 65. However, employees who attain age 55 with at least 5 years of service, or employees who attain age 50 and the sum of his or her age and years of service is at least equal to 75, can retire early with reduced benefits. Prior service with Equifax will be recognized for all purposes under the Plan. For employees who retire prior to age 65, their retirement benefits are reduced by 3% per year for the first five years and by 5% per year after the first five years.

     We have also established a rabbi trust in connection with the plan. If there is a change in control, we are required to fully fund the trust, and the trustee will make premium payments on the participants’ policies if for any reason we fail to do so.

     The following table shows the annual retirement benefits that would be payable on January 1, 2002 on a combined basis under the Plan at normal retirement (age 65 or later) and various rates of final average earnings and years of service. The Plan benefits are computed in the form of a life annuity without survivorship benefits; however, survivorship benefits are available and are computed as the actuarial equivalent of the life annuity. The pension benefits are not reduced for Social Security benefits.

Retirement Plan Table

	Years of Service

Final Average Earnings	15	20	25	30	35

$200,000	$32,471	$43,295	$54,119	$64,943	$75,767
400,000	32,471	43,295	54,119	64,943	75,767
600,000	32,471	43,295	54,119	64,943	75,767
800,000	32,471	43,295	54,119	64,943	75,767
1,000,000	32,471	43,295	54,119	64,943	75,767

     The credited years of service for each of the named executive officers as of December 31, 2001 were as follows: Mr. Kennedy — 20 years; Mr. Towe — 8 years; Mr. Vollkommer — 2 years; Mr. Hines — 4 years; and Mr. Richards — 14 years.

     Executive Life and Supplemental Retirement Benefit Plan. We have adopted for our executive officers and certain other management employees the Executive Life and Supplemental Retirement Benefit Plan, which is intended to maintain competitiveness of the company’s benefits. The Plan is a split-dollar life insurance program, under which the participants receive life insurance coverage and deferred cash accumulation benefits. For the named executive officers, the premiums paid by the company for current life insurance, and the economic benefit of the additional premiums that ultimately will be returned to the company, are included in the “Summary Compensation Table” under the heading “All Other Compensation.”

Change in Control Agreements

     We have entered into change in control agreements with all of our five named executive officers. These agreements have five-year terms with automatic renewal provisions and become operative only upon a change in control of our company. A change in control is generally defined by the agreements to mean:

•	An accumulation by any person, entity, or group of 20% or more of the combined voting power of our voting stock;

•	A business combination resulting in our shareholders immediately prior to the combination owning less than two-thirds of the common stock and combined voting power of the new company;

•	A sale or disposition of all or substantially all of our assets; or

•	Approval by the shareholders of our complete liquidation or dissolution.

     If any of these events happen, and the executive’s employment terminates within six months prior to, or in the case of our agreements with (1) Messrs. Kennedy, Towe, Vollkommer and Richards, three years after, and (2) Mr. Hines, two years after, the date of the change in control, other than from death, disability, termination for cause, or voluntary termination other than for good reason, he will be entitled to a severance payment and other benefits described in the agreements. The severance payment will equal up to, in the case of our agreements with (1) Messrs. Kennedy, Towe, Vollkommer and Richards, three times, and (2) Mr. Hines, two times, the sum of (a) that executive’s highest annual salary for the twelve months prior to the termination, and (b) the executive’s highest bonus (or target bonus) for the three years prior to termination or the partial year ending on the date of termination.

     Benefits payable under this agreement and other compensation or benefit plans of ours are not reduced because of Section 280G of the Internal Revenue Code. Any payments the executive receives will be increased, if necessary, so that after taking into account all taxes, including any excise taxes under Section 4999 of the Code, they would incur as a result of those payments, the executive would receive the same after-tax amount they would have received had no such excise taxes been imposed.

Compensation and Human Resource Committee Interlocks and Insider Participation

     None of the members of our Compensation and Human Resources Committee has served as an officer or an employee of our businesses during the previous fiscal year. No interlocking relationship exists between our Board of Directors, Compensation Committee or executive officers and the board of directors, compensation committee or executive officers of another company, nor has such relationship existed in the past.

COMPENSATION AND HUMAN RESOURCES COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Overall Philosophy and Administration

     Certegy’s executive compensation program, as developed and administered by the Compensation and Human Resources Committee of the Board of Directors, is designed to attract, motivate, and retain the executive talent necessary for creating value for our shareholders. The Committee intends that the company’s pay programs provide compensation commensurate with the level of financial performance achieved relative to industry performance and internal goals, and based in part on individual contributions and achievements. A significant portion of compensation is directly linked to the returns generated for shareholders.

     Certegy sets its financial performance and shareholder return objectives above the middle of the market as compared with comparably sized companies, and its pay programs are designed to provide above middle-of-the-market pay levels when those goals are achieved.

     The Committee, which is composed entirely of independent directors, establishes base salaries for the executive officers, including the named executive officers. The Committee also administers incentive compensation programs under both annual and long-term incentive plans. In fulfilling its responsibilities, the Committee regularly seeks input from independent compensation consultants and may also seek input from appropriate Certegy executives.

Base Salaries

     The Committee generally sets base salaries for its executive officers midway between the market median (50th percentile) and the market 75th percentile for executives in comparably sized companies. In addition, it may consider other factors when setting individual salary levels, which may result in salaries above or below the targeted range. These factors may include availability of talent, the recruiting requirements of the particular situation, specific technical backgrounds, experience, and anticipated performance.

     Base salary adjustments for executive officers generally are made annually and are dependent on such factors as the executive’s current responsibilities, experience and performance, competitive compensation practices at comparable financial services companies, and the Committee’s assessment of the executive’s overall contribution to Certegy’s financial success.

     Targeted salaries are determined based on a broader peer group than that shown in the stock performance graph appearing in this proxy statement, because the market for the executives that Certegy seeks to attract and retain is broader than its direct competitors. The salaries earned by the named executive officers in 2001 appear in under “Compensation of Directors and Executive Officers” in the “Summary Compensation Table” of this proxy statement.

Incentive Compensation

     Certegy’s incentive compensation programs comprise cash incentives under its annual and long-term incentive plans (which may be convertible into stock options at the election of certain participants) and equity incentives under its stock incentive plan. In determining appropriate annual and long-term incentive compensation levels for the executive officers, the Committee seeks to award incentives that, when combined with annual salary, put the total overall compensation for Certegy’s executives in the market 75th percentile for comparably sized companies, commensurate with the company’s above market performance objectives.

     Annual Incentive Compensation

     Annual incentives provide opportunities for Certegy executives to earn compensation based on the achievement of a combination of important corporate and divisional financial goals, such as earnings per share, net income, revenues, return on equity, and total return to the shareholders. Incentives are also linked to the accomplishment of individual objectives, including the quality of strategic plans, organizational and management development, special project leadership, and similar indicators of individual performance.

     The performance factors selected for any particular officer vary depending on the officer’s specific responsibilities within the company. For 2001, net income (or operating profit in the case of divisional officers) and revenues comprised the substantial majority of the annual incentive opportunity for the executive officers, including the chief executive officer and the other named executive officers, with individual objectives determining the remainder. Target awards as a percentage of base salary range from 40% to 80% for plan participants (including 80% for the chief executive officer), and are based primarily on individual officer’s responsibility levels. For 2001, executive officers could earn up to three times their target award. For 2002, executive officers can earn up to two times their target award. Certain participants may elect to receive up to 100% of their annual incentive award in stock options. The terms pursuant to which that election may be made for 2001 and 2002, respectively, are described in the Year 2001 Stock Option Exchange Program terms and conditions and the 2002 Bonus Deferral Program terms and conditions filed as exhibits to the company’s 2001 Annual Report on Form 10-K.

     Because of Certegy’s mid-year spin-off from Equifax on July 7, 2001, most Certegy executive officers, including four of the five named executive officers, had the opportunity to earn a “partial year” annual incentive under each of two plans, rather than under one full-year plan. In addition, two named executive officers received special bonus payments based on the successful completion of the spin-off from Equifax.

     The annual incentives to the named executive officers for 2001 and the two special spin-off bonuses are set forth in the “Summary Compensation Table” of this proxy statement.

     Long-Term Incentive Compensation

     The Committee administers the following long-term incentive compensation plans:

•	The Certegy Inc. Stock Incentive Plan, which the Compensation and Human Resources Committee has amended and restated contingent on shareholder approval. That plan allows for the award of non-qualified and incentive stock options, and restricted stock.

•	The Certegy Inc. Key Management Long-Term Incentive Plan (LTIP), which provides for cash incentives for periods ranging from a portion of a year to multi-year periods.

     The Stock Incentive Plan, as amended and restated, and the LTIP are being submitted for shareholder approval as proposals 2 and 3, respectively, in this proxy statement.

     Continuing Equifax’s prior practice, and consistent with prevailing practices in the marketplace, the Committee currently intends to make a long-term incentive award for each fiscal year. The long-term incentive awards from the Stock Incentive Plan and LTIP made during 2001 to Certegy executives included the following:

•	A cash-based award under the LTIP for the period ending on December 31, 2002.

•	A combination restricted stock and stock option award under the Stock Incentive Plan for the period ending December 31, 2003.

     The above awards were designed and approved by Equifax prior to the spin-off, and subsequently ratified by the Committee. The cash-based award was designed to replace the Equifax award made in the year 2000 for the period ending December 31, 2002. The combination restricted stock and stock option award comprised the 2001 award, which had been delayed pending completion of the spin-off. In each case, the size of the awards made to individual officers was based on an evaluation of several factors, including the officer’s level of responsibility and the company’s overall compensation objectives. In addition, during 2001, Equifax stock options were converted to Certegy stock options based on a prescribed accounting methodology designed to preserve the value and remaining vesting period of prior Equifax options in the converted Certegy stock options. The value of Stock Incentive Plan awards depends on stock price appreciation, while payouts under the 2001 LTIP awards depend on the company’s cumulative net income for the performance period. The amount and nature of prior equity incentive awards are not generally considered in determining new Stock Incentive Plan awards for executive officers.

     Please see the tables under “Compensation of Directors and Officers” entitled “Summary Compensation Table,” “Option Awards in Last Fiscal Year,” and “Long Term Incentive Plan—Awards In Last Fiscal Year” of this proxy statement, respectively, for long-term equity and cash incentive awards made to the named executive officers in 2001.

Chief Executive Officer Compensation

     Compensation decisions for Mr. Kennedy, as chief executive officer, are made under the same methodology as for other executives. Mr. Kennedy has a greater proportion of his compensation dependent on performance objectives than the other executives. Mr. Kennedy was paid a base salary of $495,385 for fiscal 2001. Salary decisions for Mr. Kennedy for 2001 were made by Equifax.

     Mr. Kennedy received the following annual incentive payments for 2001:

•	A payment under the Equifax Corporate Staff Plan of $79,424 for Equifax’s financial performance prior to the spin-off. The size of Mr. Kennedy’s incentive award and the specific performance criteria were determined by Equifax.

•	A payment of $271,754 from the company’s Annual Incentive Plan. This payment was based entirely on Mr. Kennedy’s having exceeded his individual performance objectives from the date of the spin-off through December 31, 2001.

•	A payment of $278,000 for the successful completion of the spin-off, based on the Committee’s judgment of his performance.

     Mr. Kennedy elected to receive 25% of his annual incentive award in stock options. In fiscal 2001, Mr. Kennedy also was awarded a cash-based incentive under the LTIP, with a target payout of $600,000 and a maximum payout of $1,200,000, and a combination restricted stock and stock option award under the Stock Incentive Plan, comprising 48,536 shares of restricted stock and a stock option to acquire 110,526 shares. The terms of those awards, the method by which their size was determined, and the performance criteria for earning the payout on the cash-based award are as described previously under the heading “Long-Term Incentive Compensation.”

Other Benefits

     Certegy’s executive officers may also participate in the Certegy Inc. Pension Plan, which is a non-contributory, qualified defined benefit pension plan, and the Executive Life and Supplemental Retirement Benefit Plan, which is a split-dollar life insurance program, both of which are described elsewhere in this proxy statement. Executives also participate, on a voluntary basis, in customary benefit programs generally available to employees.

Compensation Deductibility Policy

     An income tax deduction under federal law will generally be available for annual compensation in excess of $1 million paid to the chief executive officer and the named executive officers of a public corporation only if that compensation is “performance-based” and complies with certain other tax law requirements. For more details, please see “Federal Income Tax Consequences to the Company and the Participants” under the descriptions of the Stock Incentive Plan in proposal 2 and the LTIP in proposal 3, respectively, of this proxy statement.

     The Committee’s general policy is to structure the major components of Certegy’s incentive compensation programs to satisfy the requirements of performance-based compensation and preserve the deductibility of compensation paid to executive officers on an ongoing basis. To implement this policy, Certegy is seeking shareholder approval of the Stock Incentive Plan and the LTIP. Those approvals will help preserve the tax deductibility of stock options, restricted stock, and incentive awards made to Certegy’s named executive officers under the Stock Incentive Plan and the LTIP.

By:	The Compensation and Human Resources Committee
Kathy Brittain White, Chairperson
Robert H. Bohannon
David K. Hunt

STOCK PERFORMANCE GRAPH

     The graph below compares the cumulative total return among investments in Certegy Inc., the S&P MIDCAP 400 index, and the S&P DATA PROCESSING SERVICES index. The graph assumes that $100 was invested in Certegy stock on June 20, 2001, and each index on May 31, 2001, and that any dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that the investments would have had at the end of each month through December 31, 2001.

COMPARISON OF CUMULATIVE SIX MONTH TOTAL RETURN*
AMONG CERTEGY INC., THE S & P MIDCAP 400 INDEX
AMONG THE S & P DATA PROCESSING SERVICES INDEX

     *$100 invested on 6/20/01 in Certegy stock or on 5/31/01 in each index—including reinvestment of dividends.

	Cumulative Total Return

	6/20/01	6/01	7/01	8/01	9/01	10/01	11/01	12/01

CERTEGY INC	100.00	117.15	138.16	143.77	108.62	119.25	123.10	143.18
S & P MIDCAP 400	100.00	99.60	98.11	94.90	91.80	80.75	86.76	91.24
S & P DATA PROCESSING SERVICES	100.00	98.63	101.54	97.33	86.10	94.82	103.27	110.52

     Copyright © 2002, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of February 28, 2002. The percentage of beneficial ownership is based on 69,011,054 shares of our common stock outstanding as of that date. The table sets forth the information with respect to:

•	Each shareholder who is known by us to beneficially own 5% or more of the common stock;

•	Each of our directors;

•	Each of our executive officers named in the Summary Compensation Table; and

•	All of our executive officers and directors as a group.

     Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by that shareholder. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after February 28, 2002, through the exercise of any stock option or other right.

Beneficial Ownership Table

	Common Stock	Percent of Shares
	Beneficially	Beneficially
Name	Owned	Owned

T. Rowe Price Associates, Inc. (1)	6,887,672	10.0%
General Electric Pension Trust (2) GE Asset Management Incorporated GE Frankona Ruckversicherungs AG General Electric Mortgage Insurance Corp.	4,776,068	6.9
Lee A. Kennedy (3)	502,792	*
Larry J. Towe (4)	278,248	*
Michael T. Vollkommer (5)	150,561	*
Gerald A. Hines (6)	228,025	*
Bruce S. Richards (7)	195,798	*
Robert H. Bohannon	1,000	*
Thomas F. Chapman (8)	87,148	*
Richard N. Child	—	—
Charles T. Doyle	146	*
David K. Hunt (9)	1,500	*
Kathy Brittain White	—	—
All directors and executive officers as a group, including those named above (17 persons)	1,816,606	2.6

*	Represents less than 1% of the outstanding shares of common stock.

(1)	As reported in a Schedule 13G filed with the SEC on January 10, 2002, T. Rowe Price Associates, Inc., a registered investment advisor, has sole voting power over 1,141,526 of the shares reported and sole dispositive power over all 6,887,672 shares. T. Rowe Price’s address is 100 E. Pratt Street, Baltimore, Maryland.

(2)	As reported in a joint Schedule 13G filed with the SEC on February 14, 2002, General Electric Pension Trust (GEPT) has shared voting and dispositive power over 1,898,700 Certegy shares, and GE Asset Management Incorporated (GEAM), a registered investment adviser, has sole voting and dispositive power over 2,694,767 Certegy shares and shared voting and dispositive power (with GEPT) over 1,898,700 shares. GE Frankona Ruckversicherungs AG (GEFR) has sole voting and dispositive power over 119,401 Certegy shares and General Electric Mortgage Insurance Corporation (GEMI) has sole voting and dispositive power over 63,200 Certegy shares. General Electric Capital Services, Inc. (GECS), the indirect parent of GEMI and GEFR, disclaims beneficial ownership of all shares owned by GEMI and GEFR. General Electric Company (GE), the parent of GECS and GEAM, disclaims beneficial ownership of all shares reported. All the filers disclaim that they are members of a “group.” The address of GEPT and GEAM is 3003 Summer Street, Stamford, Connecticut 06905. GEFR’s address is Maria-Theresia-Strasse 35, D-81675 Munchen, Germany. GEMI’s address is 6601 Six Forks Road, Raleigh, North Carolina 27615. GECS’ address is 260 Long Ridge Road, Stamford, Connecticut 06927. GE’s address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

(3)	Includes 15,623 shares owned through our 401(k) plan and 295,825 shares subject to options.

(4)	Includes 1,266 shares owned through our 401(k) plan and 243,767 shares subject to options.

(5)	Includes 104 shares owned through our 401(k) plan and 116,671 shares subject to options.

(6)	Includes 88 shares owned through our 401(k) plan and 206,544 shares subject to options.

(7)	Includes 1,874 shares owned through our 401(k) plan and 164,205 shares subject to options.

(8)	Includes 2,963 shares owned through Equifax’s 401(k) plan.

(9)	Includes 1,500 shares held by Mr. Hunt’s wife as to which he disclaims all beneficial ownership.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires Certegy’s directors and executive officers, and persons who own more than 10% of Certegy’s Common Stock, to file with the Securities and Exchange Commission certain reports of beneficial ownership of the Common Stock. Based solely on company records and other information, Certegy believes that all applicable Section 16(a) reports were timely filed by its directors, officers, and more than 10% shareholders during the fiscal year ended December 31, 2001.

RELATED PARTY TRANSACTIONS

Certegy and Equifax

     Messrs. Chapman, Kennedy, Towe, Vollkommer, and Richards were officers of Equifax prior to the spin-off. Our Chairman of the Board during 2001 and current director, Mr. Chapman, is also Chairman of the Board and Chief Executive Officer of Equifax (Mr. Chairman is not standing for reelection at the annual meeting). Our current Chairman, President and Chief Executive Officer, Mr. Kennedy, was a director of Equifax prior to the spin-off.

     Certegy is a customer of, and vendor to, its former parent company, Equifax. In addition, Certegy and Equifax have entered into some agreements to facilitate Certegy’s transition from a division of Equifax to a stand-alone operating company, as described below. From the date of our spin-off from Equifax through the end of our 2001 fiscal year, we made payments of $10,668,550 to Equifax for various products and services. Over $8 million of that amount was for Certegy’s share of billings under a master agreement between Equifax and IBM for telecommunications services, which agreement continued to cover services purchased by both Equifax and Certegy. The remaining payments were for various post-spin-off transition services and consumer reports and other information products used in Certegy’s businesses. During that same period, Equifax paid us $3,335,220 for various post-spin-off transition services, including printing and mailing services, and certain information products and services.

Agreements in Connection with the Spin-off

     In connection with the spin-off, we entered into the three agreements described below pursuant to which intercompany payments have been made subsequent to the spin-off. These were prepared prior to the spin-off and filed with the SEC, reflect agreements between affiliated parties established without arms-length negotiation, and were intended to equitably reflect the benefits and costs of our ongoing relationship with Equifax.

     Transition Support Agreement. We entered into a transition support agreement with Equifax prior to the spin-off under which, in exchange for the fees specified in that agreement, Equifax continues to provide various administrative and other transition services to us, and we agreed to provide certain transition services to Equifax. Those fees are included in the figures above.

     The period during which each party is required to provide services to the other varies depending upon the particular category of service, but no requirement to provide services extends beyond 24 months from the effective time of the spin-off, June 30, 2001.

     Intercompany Data Purchase Agreement. Under the intercompany data purchase agreement, each party has the right to purchase from the other certain data for use in its operations, on a non-exclusive, arm’s-length basis. The term of the agreement is for two years following the effective time of the spin-off, June 30, 2001, and may be renegotiated after that period. Amounts paid by each party to the other for data under this agreement are included in the figures above.

     Agreement Regarding Leases. Certain of our subsidiaries have entered into an agreement regarding leases with Equifax and certain of its subsidiaries. The agreement regarding leases provides that we sublease portions of various office facilities leased by Equifax entities, and the sublandlord and the subtenant share the use of those office facilities. Those subleases generally provide for the pro rata allocation of rental and other occupancy costs based upon the square footage of the subleased premises and incorporate and are subject to the provisions of the underlying leases. Under the agreement, Equifax assigned us its rights under a number of leases for space occupied exclusively by payment services businesses. Those assignments generally required us to assume all duties and obligations of the tenant under the assigned leases after the assignment date. Amounts we paid to Equifax for our pro rata share of space leased by Equifax in 2001 are included in the figures above.

AUDIT COMMITTEE REPORT

     The Audit Committee oversees Certegy’s financial reporting process and internal controls on behalf of the Board of Directors. The Committee is composed of independent directors and operates under a written charter approved by the Board. A copy is attached as Appendix A to this proxy statement.

     Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls, and has represented to us that the 2001 consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee reviewed and discussed the audited financial statements in the company’s Annual Report on Form 10-K with management and with Arthur Andersen LLP, Certegy’s independent accountants.

     We reviewed further with Arthur Andersen the matters required to be discussed under Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Committee also received from, and discussed with, Arthur Andersen written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Committee considered whether the provision of non-audit services by Arthur Andersen is compatible with maintaining auditor independence.

     The Committee reviewed the overall scope and plans for their respective audits with Certegy’s internal auditors and Arthur Andersen. We met with the internal auditors and Arthur Andersen, with and without management present, to discuss the results of their examinations, their evaluations of Certegy’s internal controls, and the overall quality of Certegy’s financial reporting.

     In reliance on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in Certegy’s Annual Report on Form 10-K for the year ended December 31, 2001.

By:	The Audit Committee
David K. Hunt, Chairperson
Richard N. Child
Charles T. Doyle

OTHER MATTERS

Independent Public Accountants

     The Audit Committee of the Board of Directors currently is evaluating which of the major accounting firms it will recommend to the Board for appointment as the company's independent accountant for 2002. The company expects a representative of Arthur Andersen, the company's independent accountant for 2001, to be present at the annual meeting and available to respond to appropriate questions.

     Audit Fees. The aggregate fees billed by Arthur Andersen for professional services rendered for the audit of our annual financial statements for the year ended December 31, 2001 were $466,000.

     Financial Information Systems Design and Implementation Fees. During 2001, Arthur Andersen did not bill Certegy for any professional services with regard to financial information systems design and implementation.

     All Other Fees. The aggregate fees billed for services rendered by Arthur Andersen for 2001, other than the services described above, were $452,900, including $128,800 for audit-related services and $324,100 for other services consisting primarily of tax services.

Expenses of Solicitation

     We are paying Morrow & Co., Inc. a fee of $7,000, plus expenses, to help with the solicitation of proxies for the annual meeting. We will also reimburse brokers, nominees, fiduciaries, and other custodians for their reasonable fees and expenses for sending solicitation materials to you and getting your voting instructions. In addition to this mailing, Certegy employees may solicit proxies in person, or by telephone, facsimile transmission, or electronically.

Shareholder Proposals

     Any shareholder proposals submitted pursuant to Securities Exchange Act Rule 14a-8 and intended to be presented at the 2003 annual meeting must be received in writing at our principal executive offices on or before November 17, 2002 to be eligible for inclusion in the proxy statement and form of proxy to be distributed by the Board of Directors in connection with that meeting. Any shareholder proposals intended to be presented at the 2003 annual meeting, other than a shareholder proposal submitted pursuant to Securities Exchange Act Rule 14a-8, must be received in writing at our principal executive offices no later than November 17, 2002 together with all supporting documentation required by our bylaws. Proxies solicited by the Board of Directors will confer discretionary voting authority with respect to those proposals, subject to SEC rules governing the exercise of this authority.

General

     The Board of Directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented, the persons named in the proxy will have discretion to vote in accordance with their own judgment on such matters.

BY ORDER OF THE BOARD OF DIRECTORS

Bruce S. Richards Secretary

APPENDIX A:

AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

CHARTER

I.	PURPOSE

     The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities for the company’s (1) financial reports and other financial information provided to any governmental body or the public; (2) systems of internal controls regarding finance, accounting, legal compliance and ethics; and (3) auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the company’s policies, procedures and practices at all levels. The Committee has the authority to access internal and external resources as the Committee may require.

II.     COMPOSITION

     The Audit Committee will consist of three or more directors as determined and elected by the Board. Each of these directors shall be independent in accordance with New York Stock Exchange rules and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a Committee member. All Committee members must be financially literate, and at least one Committee member must also have accounting or related financial management expertise.

III.     MEETINGS

     The Committee will meet at least two times annually, or more frequently as circumstances dictate. To foster open communication, the Committee will meet with management, the officer of the company with primary responsibility for the internal audit and the independent accountants in separate sessions to discuss any matters that should be discussed privately. The Committee will report its activities and findings to the Board on a regular basis.

     The Board may appoint a Chair of the Committee. The Chair will preside, when present, at all meetings of the Committee. One-third of the members, but not less than two, will constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or video conference and may take action by written consent.

IV.     RESPONSIBILITIES AND DUTIES

     The duties and responsibilities of the Audit Committee include:

Documents/Reports Review

1.	Review and update this Charter, at least annually or as conditions dictate.

2.	Review the audited financial statements with management and the independent accountants prior to publication of the annual report to shareholders and the filing of the company’s Form 10-K to determine that the independent accountants are satisfied with the disclosure and content of the financial statements. Any major changes in accounting principles should be reviewed.

3.	Review periodic internal reports to management prepared by the internal auditors or the independent accountants and management’s response along with the status of prior outstanding recommendations.

Independent Accountants and Internal Audit

4.	Recommend to the Board the selection of the independent accountants, who will ultimately be accountable to the Board and the Committee, and review their compensation. Ensure that the independent accountants submit annually to the Committee a formal written statement (required under Independence Standards Board Standard No. 1) delineating all relationships between the independent accountants and the company, actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent accountants and recommend that the Board take appropriate action in response to the independent accountants’ statement to satisfy itself of the accountants’ independence.

5.	Review the performance of the independent accountants and recommend to the Board any discharge of the independent accountants when circumstances warrant.

6.	Review with the independent accountants, the internal auditors and management the adequacy and effectiveness of the company’s internal controls and the fullness and accuracy of the company’s financial statements.

7.	Review objectives, activities, organizational structure, qualifications, staffing and budget of the internal audit department.

8.	Ratify the appointment, replacement, reassignment or dismissal of the officer of the company with primary responsibility for the internal audit.

Financial Reporting and Auditing

9.	In consultation with the independent accountants and the internal auditors, review the integrity of the organization’s financial reporting processes, both internal and external.

10.	Consider the independent accountants’ judgments about the quality and appropriateness of the company’s accounting principles and underlying estimates as applied in its financial statements.

11.	In consultation with the independent accountants, management and the internal auditors, review any major changes or improvements to the company’s financial and accounting principles and practices or internal controls.

12.	Establish regular and separate systems of reporting to the Committee by the independent accountants and the internal auditors regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to the appropriateness of any such judgments.

13.	Discuss, either as a Committee or through its Chairman (or designee), with the independent accountants, the internal auditors and management the results of the independent accountants’ review of the interim financial information prior to the company filing its quarterly Form 10-Q with the SEC, to the extent required by generally accepted auditing standards.

14.	After the annual audit, review with the independent accountants and the internal auditors the matters required under Statement of Auditing Standards Nos. 61 and 90, any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information, and any significant unresolved disagreements with management.

15.	Review and approve on an annual basis the Report of the Audit Committee for inclusion in the company’s annual proxy statement.

Ethical and Legal Compliance

16.	Ensure the company maintains an appropriate ethics and compliance program and periodically reviews its effectiveness.

17.	Review legal, tax and regulatory matters that may have a material impact on the financial statements.

18.	Perform any other activities or investigations consistent with this Charter, the company’s Bylaws and governing law or as the Committee or the Board determines necessary or appropriate.

A-2

CERTEGY INC.
11720 Amber Park Drive, Suite 600, Alpharetta, Georgia 30004
Proxy for the Annual Meeting of Shareholders — May 16, 2002

Solicited on behalf of the Board of Directors.

     The undersigned appoints Lee A. Kennedy, David K. Hunt and Kathy Brittain White, or any of them, with full power of substitution to each, as proxies and authorizes them to vote, as specified below, all shares of common stock that the undersigned is entitled to vote at the Annual Meeting of Shareholders of Certegy Inc., to be held at the Four Seasons Hotel, 75 Fourteenth Street, Atlanta, Georgia on Thursday, May 16, 2002 at 11:00 a.m., local time, and at any adjournment or postponement of the meeting. The undersigned authorizes the proxies to vote, in their discretion, on any other matters as may properly come before the meeting.

     Please date, sign and return this proxy promptly. The Board of Directors favors a vote FOR the election as director of the person named in proposal 1 and FOR proposals 2 and 3, and unless instructions to the contrary are indicated in the space provided on the reverse side, this proxy will be so voted.

     If you plan to attend the meeting, please indicate in the space provided on the reverse side.

        ☒        Please mark your votes as in the example.

     If you wish to vote FOR election as director of the person named in proposal 1 and “FOR” proposals 2 and 3, all you need do is sign and date this proxy card and return it in the self-addressed envelope provided.

     The Board of Directors recommends a vote FOR election as director of the person named in proposal 1 and FOR proposals 2 and 3.

1.	Election of Director

Nominee: Charles T. Doyle (term to expire at 2005 Annual Meeting of Shareholders)	☐	FOR the nominee	☐	WITHHOLD AUTHORITY to vote for the nominee

IMPORTANT: TO BE SIGNED AND DATED ON THE REVERSE SIDE

Please return this card in the self-addressed envelope provided.

2.	The Certegy Inc. Stock Incentive Plan ☐ FOR ☐ AGAINST ☐ ABSTAIN

3.	The Certegy Inc. Key Management Long-Term Incentive Plan ☐ FOR ☐ AGAINST ☐ ABSTAIN

☐    MARK HERE IF YOU PLAN TO ATTEND THE MEETING

If you attend the meeting, you will be accompanied by ______________________________.

Please sign to the right exactly as name appears on this Proxy. Joint owners each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give the full title. If signing in the name of a corporation or partnership, please sign full corporate or partnership name and indicate title of authorized signatory.

_____________________________________________ Shareholder

Dated ________________________________________

_____________________________________________ Signature(s)

Dated _______________________________________